UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 16, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 16, 2023, SIGNA Sports United, N.V. (the “Company”) the Company filed a press release announcing the termination of the equity commitment letter by SIGNA Holding GmbH.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Form 6-K (including its Exhibits) shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBITS

Exhibit Number	Description

99.1	Press release dated October 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: October 16, 2023	by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

3